Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)
Stock Code: 757

CHANGE OF AUDITORS

The Board announces that E&Y have resigned as the auditors of the Company with effect from 18 November 2004. E&Y have confirmed that there were no circumstances connected with their resignation which they considered should be brought to the attention of the Shareholders or creditors of the Company.

The Board will propose to the Shareholders at a SGM to be convened the appointment of PwC as the new auditors of the Company to fill the casual vacancy arising from E&Y’s resignation until the next annual general meeting of the Company.

A circular containing the notice of the SGM and details of E&Y’s resignation and proposed appointment of PwC as the new auditors will be sent to the Shareholders as soon as reasonably practicable.

The Board of Directors (the “Board”) of Hutchison Global Communications Holdings Limited (the “Company”) announces that Messrs. Ernst & Young (“E&Y”) have resigned as the auditors of the Company with effect from 18 November 2004. The Board will propose to the shareholders of the Company (the “Shareholders”) at a special general meeting of the Company to be convened (the “SGM”) the appointment of Messrs. PricewaterhouseCoopers (“PwC”) as the new auditors of the Company to fill the casual vacancy arising from E&Y’s resignation until the next annual general meeting of the Company.

E&Y have confirmed that there were no circumstances connected with their resignation which they considered should be brought to the attention of the Shareholders or creditors of the Company. The Board also confirms that there are no circumstances in respect of the proposed change of auditors which it considers should be brought to the attention of the Shareholders. The Board expects the proposed change of the Company’s auditors not to affect the audit and the release of annual results of the Company for the financial year ending 31 December 2004.

PwC have been the auditors of Hutchison Global Communications Investments Limited and its subsidiaries, which group was acquired by the Company in March 2004 and represents majority of the business and assets comprising, and of the revenue contribution to, the Company’s consolidated financial position and results. PwC are also current auditors of Hutchison Whampoa Limited, which has since March 2004 become the ultimate holding company of the Company. Accordingly, the Board considered it would be in the interest of the Shareholders to appoint PwC as its new auditors upon E&Y’s resignation .

A circular containing the notice of the SGM and details of E&Y’s resignation and proposed appointment of PwC as the new auditors will be sent to the Shareholders as soon as reasonably practicable.

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Non-executive Directors:
Mr FOK Kin-ning, Canning (Chairman)	Mr Tuan LAM
Mr LAI Kai Ming, Dominic (Deputy Chairman)	Mr YANG Paul Chunyao
Mrs CHOW WOO Mo Fong, Susan	(alternate to Mr Tuan Lam)
Mr Frank John SIXT
Mr LUI Pok Man, Dennis
Mr WONG King Fai, Peter	Independent Non-executive Directors:
Mr KAN Ka Wing, Frankie	Mr CHENG Ming Fun, Paul
Ms CHAN Wen Mee, May	Mr CHEONG Ying Chew, Henry
Mr LAM Hon Nam	Dr LAM Lee G.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 23 November 2004

* For identification purposes only